UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2010
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of registrant’s name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:
EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	October 26, 2010	Announcement of Revisions to the Forecast of Financial Results for the Fiscal Year ending March 31, 2011

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Ikuo Otani
Ikuo Otani
Director and General Manager of Corporate Planning

Date: October 26, 2010

EXHIBIT 1
[Translation]
October 26, 2010
To whom it may concern:
WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Ikuo Otani, Director and General Manager of Corporate Planning
(Telephone: 075-682-1010)
Announcement of Revisions to the Forecast of Financial Results for the Fiscal Year ending March 31, 2011
     In accordance with the current developments of our business, we have revised our forecast of financial results for the consolidated second quarter of the Fiscal Year ending March 31, 2011 (April 1, 2010 — September 30, 2010), which we announced on May 11, 2010, as follows:
Details
1.	Revised Forecast of Consolidated Financial Results for the Six-Month Period (April 1, 2010 — September 30, 2010) of Fiscal Year Ending March 31, 2011

(U.S. accounting basis)			(Unit: millions of yen and %, unless otherwise indicated)
					Net income
					per share
				Net income	attributable to
				attributable to	Wacoal
				Wacoal	Holdings
		Operating	Pre-tax net	Holdings	Corp.
	Sales	income	income	Corp.	(in Yen)
Previous Forecast (“A”)	87,000	3,800	3,800	2,100	14.87
Revised Forecast (“B”)	85,800	6,100	5,300	2,700	19.12
Variance (B - A)	(1,200)	2,300	1,500	600	—
Variance in Percentage (%)	(1.4)%	60.5%	39.5%	28.6%	—
(Reference) Results for First Six-Month of the Previous Fiscal Year ended March 31, 2010	81,527	3,789	2,980	2,068	14.67
2.	Reasons for Revisions
     While we expect that our sales will fall below our expectations due to weak domestic consumption, we expect that our operating income will exceed our initial expectations as a result of cost cutting initiatives and other efforts. In addition, net income is expected to exceed our initial expectations despite an increase in valuation loss on investment securities.
     Because of an increasingly uncertain outlook for the domestic economy and the effects of stock market fluctuations and currency trends, we are currently reviewing our forecast of annual financial results, and will announce our revisions to the forecast at the time of the release of our consolidated business results for the second quarter of the Fiscal Year ending March 31, 2011.

*Cautionary Statement
     The forecast of business results is based on information available as of the date this data were released and, due to various risks, uncertainties and other factors arising in the future, actual results in the future may differ largely from our estimates.
     These risks, uncertainties and other factors include: the impact of the ongoing global economic downturn and financial crisis; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture, market and sell products in Japan and our other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand and operate our network of specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs; our ability to attract and retain highly qualified personnel; effects of seasonality on our business and performance; risks related to conducting our business internationally; risks from acquisitions and other strategic transactions with third parties; risks from disputes relating to intellectual property; our ability to fully comply with all applicable laws and regulations regarding the protection of customer information and our ability to protect our trade secrets; our ability to establish and maintain effective internal controls; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; and the impact of any natural disaster or epidemic on our business; risks of not successfully collecting return of investment in new markets; and other risks referred to from time to time in Wacoal Holdings’ filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.
End